SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 13)


                         Friendly Ice Cream Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    358497105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Sardar Biglari
                               The Lion Fund, L.P.
                        9311 San Pedro Avenue, Suite 1440
                            San Antonio, Texas 78216
                            Telephone (210) 344-3400

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 13, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The Lion Fund L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,182,388

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,182,388

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,182,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.92%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biglari Capital Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,182,388

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,182,388

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,182,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.92%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biglari, Sardar

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF,WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,182,388

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,182,388

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,182,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.92%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Western Sizzlin Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,182,388

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,182,388

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,182,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.92%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 358497105
          ---------------------
Explanatory Note:
----------------

This Amendment Number 13 to Form SC13D is being filed solely for the purpose of correction of a typographical error contained in the seventh paragraph of Item 4 of Amendment Number 12. No other changes are being reported by this Amendment Number 13
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

            No change.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

       No change.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

            No change.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons have consulted with the chairman of the board of directors and management of the Issuer concerning the business, operations and future plans of the Issuer. Such consultation included a meeting on September 20, 2006, whereby the Reporting Persons requested two seats on the Issuer's board of directors for Mr. Sardar Biglari and Dr. Philip L. Cooley. By letter to Mr. Biglari dated October 3, 2006, the Issuer's Vice President and General Counsel, Gregory Pastore, requested information regarding Mr. Biglari and Dr. Cooley. A law firm representing the Reporting Persons provided such information to Mr. Pastore by letter dated October 5, 2006. On October 16, 2006, a law firm representing the Issuer responded to the October 5 letter stating that the Company would respond to the Reporting Person's request "in due course".

     The Reporting Persons prefer to obtain the requested board seats through action by the Issuer's board of directors, but absent such action, the Reporting Persons intend to nominate Mr. Biglari and Dr. Cooley for election at the Issuer's annual meeting of stockholders to be held in 2007, in accordance with the Issuer's by-laws providing for such nominations. In such case, the Reporting Persons intend to solicit proxies to be voted in favor of the nominees. Accordingly, on November 8, 2006, The Lion Fund sent notice to the Issuer's Secretary, in accordance with the Issuer's by-laws, of its intention to nominate Mr. Biglari and Dr. Cooley for election as directors at the next meeting of stockholders at which directors are to be elected. In addition, on November 8, 2006, a law firm representing the Reporting Persons sent to the Issuer a demand to inspect and copy the Issuer's record of its stockholders, as permitted by the Massachusetts Business Corporation Act. On November 14, 2006, the Issuer provided limited information in response to such request. On November 21, 2006, a law firm representing the Reporting Persons sent an additional demand letter requesting the same information as requested in the November 8 letter, stating that the Issuer provided inadequate information in response to the November 8 letter. On November 28, 2006, the Issuer provided, and undertook to provide in the future, certain additional information requested by the Reporting Persons.

     If the Reporting Persons engage in solicitation of proxies, and are successful in the election of one or both of Mr. Biglari and Dr. Cooley to the Issuer's board of directors, the Reporting Persons will seek reimbursement of their expenses from the Issuer.

     The Reporting Persons are concerned with the current status of the board of directors as all but one of the Issuer's current directors, including the chairman of the board, are defendants in a pending shareholder derivative lawsuit in which one of the founders of the Issuer's business and a substantial stockholder, S. Prestley Blake, is the plaintiff. Copies of two court decisions in this litigation, dated May 24, 2006, and August 25, 2006, were attached to Amendment 8 to the Schedule 13D filed on November 8, 2006.

     On December 4, 2006, Mr. Biglari sent a letter to shareholders of the Issuer setting forth his concerns about the Issuer and its current board of directors, as well as the Reporting Persons' intention to nominate Mr. Biglari and Dr. Cooley to the board at the next annual meeting of shareholders. The letter also provided a web address for communications among the shareholders of the Issuer. The letter was attached to Amendment 10 to the Schedule 13D filed on December 4, 2006.

     Following Mr. Biglari's letter to shareholders dated December 4, 2006, the Issuer issued a press release dated December 6, 2006, which was filed on Form 8-K on December 6, 2006, in which, among other things, the Issuer indicated its willingness to grant a representative of the Reporting Persons one seat on the Issuer's board of directors, subject to certain restrictions. After becoming aware of the Issuer's proposal of December 6, 2006, the Reporting Persons contacted the Issuer by telephone on December 7, 2006 at which time the Reporting Persons were invited to meet with the Issuer. Mr. Biglari and Dr. Cooley, as representatives of the Reporting Persons, and the Chairman of the Issuer, together with other members of the Issuer's senior management, met on December 8, 2006 at which time the Issuer reiterated its offer of a single board seat to a representative the Reporting Persons, together with certain conditions and restrictions. The Issuer also indicated that its offer would remain open until 5:00 p.m. EST on December 11, 2006. The Reporting Persons responded to the Issuer in the form of a letter, a copy of which was attached to Amendment 11 to the Schedule 13D filed on December 11, 2006.

     Following Mr. Biglari's letter to the Chairman of the Issuer dated December 11, 2006, the Issuer issued a letter to the shareholders that was filed on Form 8-K on December 12, 2006, in which, among other things, the Issuer stated that Mr. Biglari did not accept its offer for a seat on the Board and set forth certain of the restrictions that were proposed to Mr. Biglari as a condition to accepting the Board seat and the Issuer's reasoning behind such restrictions. The letter contains factual inconsistencies, inaccuracies and mischaracteriza-tions. Mr. Biglari is sending a letter to shareholders of the Issuer dated December 13, 2006 informing them of his December 11, 2006 letter to the Issuer, as well as explaining the inaccuracies and inconsistencies in the Issuer's December 11, 2006 letter. Mr. Biglari's December 13, 2006 letter is attached hereto as Exhibit B.

     SOLICITATIONS FOR PROXIES WILL ONLY BE MADE BY WAY OF A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY. SHAREHOLDERS ARE ADVISED TO READ ANY PROXY STATEMENT OR OTHER DOCUMENTS RELATED TO A SOLICITATION OF PROXY THAT MAY BE MADE BY THE REPORTING PERSONS. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF THE ISSUER AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

     As set forth herein, the Reporting Persons have beneficial ownership of 14.92% of the Issuer's common stock. The Reporting Persons believe such holdings are more than the amount beneficially owned by any other stockholder or group and more than all such stock owned by all of the Issuer's current directors combined. Accordingly, the Reporting Persons believe that their interests are aligned with those of other stockholders and that Mr. Biglari and Dr. Cooley would be constructive contributors to the Issuer's board of directors.

     The Reporting Persons will continue to evaluate the business prospects of the Issuer, its management, and board of directors and may from time to time consult further with the Issuer's management, one or more of its directors, or with other stockholders.

     The Reporting Persons may effect transactions that would change the number of shares they may be deemed to beneficially own.

     Except as set forth above, the Reporting Persons have no present plans or intentions that would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         No change.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No change.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

     B. The letter to the shareholders of the Issuer dated December 15, 2006.

     C. A description of the transactions by the Lion Fund and WSC in the last 60 days or since the most recent filing on Schedule D is filed herewith as Exhibit C.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 15, 2006
-----------------------
(Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.
     General Partner

By:  /s/ Sardar Biglari
     ---------------------------------------
     Sardar Biglari, Chief Executive Officer


BIGLARI CAPITAL CORP.
By:  /s/ Sardar Biglari
     ---------------------------------------
     Sardar Biglari, Chief Executive Officer


SARDAR BIGLARI
     /s/ Sardar Biglari
     ---------------------------------------


WESTERN SIZZLIN CORP.
     /s/ Robyn B. Mabe
     ---------------------------------------
     Robyn B. Mabe, Chief Financial Officer

                                                                      Exhibit A


                                   AGREEMENT

     The undersigned agree that this Amendment to the Schedule 13D dated December 15, 2006, relating to the Common Stock par value $0.01 of Friendly Ice Cream Corporation shall be filed on behalf of the undersigned.




December 15, 2006
-----------------------
(Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.,
     General Partner

By:  /s/ Sardar Biglari
     ---------------------------------------
     Sardar Biglari, Chief Executive Officer


BIGLARI CAPITAL CORP.
By:  /s/ Sardar Biglari
     ---------------------------------------
     Sardar Biglari, Chief Executive Officer


SARDAR BIGLARI
     ---------------------------------------
     /s/ Sardar Biglari


WESTERN SIZZLIN CORP.
By:  /s/ Robyn B. Mabe
     ---------------------------------------
     Robyn B. Mabe, Chief Financial Officer

                                                                 Exhibit B


                              THE LION FUND, L.P.
                        9311 SAN PEDRO AVENUE, SUITE 1440
                            SAN ANTONIO, TEXAS 78216
                            TELEPHONE (210) 344-3400
                               FAX (210) 344-3411


SARDAR BIGLARI, CHAIRMAN

                                             December 13, 2006


Dear Fellow Shareholder:

     On December 11, 2006, I notified the Chairman of the Board of Friendly Ice Cream Corp. that the board's proposed offer of one board seat to our group was not acceptable and included unwarranted constraints upon which the proposed offer was tendered. I have enclosed a copy of my letter, along with the proposal presented by the board. In my reply to Mr. Smith, I explained that the board's proposal was unreasonable because it sought to marginalize our influence and nullify any constructive ideas we may offer to enhance shareholder value.

     Subsequent to my letter, Mr. Smith issued a letter that I believe is full of inaccuracies and inconsistencies and is intended to misinform shareholders. One sample will paint the picture and illustrate his errors of omission. I ask you to read the board's proposal carefully and examine Mr. Smith's assertion, "Our offer to Mr. Biglari contained customary conditions. Each of our current directors was prepared to agree to these conditions." In actuality, the conditions are far from customary. Furthermore, the statement ignores the fact that four of the five board members have almost no financial interest in the company. Only truly independent individuals with a significant investment in the company would care about their ability to serve unimpeded. The conditions proposed by the board represent an attempt to block positive change at Friendly's. Clearly, it is time for new leadership.

     As I indicated in my previous letter, we will present you with all the facts throughout the process of our seeking two board seats. We will treat you with straightforwardness and integrity -- the way we would want to be treated if our roles were reversed.

     I look forward to communicating with you over the coming months to keep you informed. I recommend that you periodically visit our recently launched website -- enhancefriendlys.com -- for updates. Friendly Ice Cream is a great brand, and the time has arrived to act with a sense of urgency to create shareholder value. We are committed for the long term and dedicated to working tirelessly to ensure the company's success. We look forward to serving your best interests.

                                              Sincerely,


                                              /s/ Sardar Biglari
                                              -----------------------
                                                  Sardar Biglari

THIS COMMUNICATION IS NOT A SOLICITATION OF A PROXY WHICH MAY BE DONE ONLY PURSUANT TO A DEFINITIVE PROXY STATEMENT. SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY THE LION FUND L.P., BIGLARI CAPITAL CORP., WESTERN SIZZLIN CORP. AND SARDAR BIGLARI FROM THE SHAREHOLDERS OF FRIENDLY ICE CREAM CORPORATION, FOR USE AT ITS ANNUAL MEETING OF SHAREHOLDERS WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF FRIENDLY ICE CREAM CORPORATION AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE POTENTIAL PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN THE
SCHEDULE 13D FILED BY THE LION FUND L.P., BIGLARI CAPITAL CORP., WESTERN SIZZLIN CORP. AND SARDAR BIGLARI WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 2006 WITH RESPECT TO FRIENDLY ICE CREAM CORPORATION, AS HERETOFORE AMENDED, MOST RECENTLY ON DECEMBER 11, 2006. THAT SCHEDULE 13D, AS AMENDED, IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE.

                              THE LION FUND, L.P.
                        9311 SAN PEDRO AVENUE, SUITE 1440
                            SAN ANTONIO, TEXAS 78216
                            TELEPHONE (210) 344-3400
                               FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

                                December 11, 2006

Mr. Donald N. Smith
Chairman of the Board
Friendly Ice Cream Corp.
1855 Boston Road
Wilbraham, Massachusetts 01095

Dear Don:

We are disappointed with the actions of the Board of Directors of Friendly Ice Cream Corp. We do not believe the board offer of one board seat encumbered with a number of stipulations (see Exhibit A) and with the obvious objective of diluting our influence is good business, good judgment, or good governance.

Subsequent to our acquisition of a large position in Friendly Ice Cream Corp.'s common stock, both its bond and stock prices have risen to a level that reflects the anticipation of change. Any offer that strips us of our rights we must reject. The restrictions that the offer would impose on us include:

     o An attempt to prevent us from engaging in transactions with shareholders without board approval for a period of three years after serving as directors.

     o An attempt to require that for three years after serving as directors we support and vote in favor of future proposals - without knowing what they are - which would destroy our independence.

     o An attempt to prevent us from supporting other shareholders in opposition to any matter recommended by the board for three years after serving as directors.

     o An attempt to limit us to one board seat, which would hamper our ability to foster intelligent discussion on the board by preventing us from getting a second to our motions.

     o An attempt to require our resignation if our ownership is reduced below 10% would subject us to a stipulation that does not apply to any other director.

With the proposed restrictions, we would be marginalized as board members, and shareholders will get more of the same - strategies that have destroyed shareholder wealth. No other director has a financial stake in the company as significant as ours, and all have failed thus far in their capacity as stewards of shareholders' capital.

As the largest stockholder, we are not being unreasonable to ask for a minority position on the board, namely two board seats. It is also most unfortunate that the current board would rather cost shareholders more money to fight a proxy battle that we are confident of winning, than having our two nominees on the board. I make that statement not to impress you but rather to impress upon you that shareholders are voicing their support. Our plan is to help the company, and the cost of this battle, in our judgment, is not as great as the potential losses we all could endure through more board errors of omission and commission.

Dr. Philip L. Cooley - Lion Fund director and Vice Chairman of Western Sizzlin - and I have the experience to serve knowledgeably and judiciously. We would be constructive contributors on the board. Shareholders are intelligent enough to realize that a fresh and sound perspective by financially committed board members is essential after the company's dismal performance under the current board's watch. Friendly's is too important to its shareholders and its community for us not to pursue our two board seats without the handicap of unreasonable restrictions.

We are principled in our pursuit, and we will not waver in our resolve.



                                                 Sincerely,

                                                 /s/ Sardar Biglari
                                                 -------------------------
                                                     Sardar Biglari

                                    Exhibit A
                                    ---------


                         Friendly Ice Cream Corporation
           Outline of Proposed Terms for Sardar Biglari/The Lion Fund
                              Board Representation
                                December 7, 2006

     o In crease Size of Board; Biglari Board Seat. The Company will expand the size of the Board of Directors from five to seven members, increasing the number of Class III Directors (term expiring in 2009) from one to three members. The Class III members will consist of Don Smith; Biglari or a mutually agreeable designee (the "Biglari Director"); and a designee appointed by the present members of the Board of Directors. The Biglari Director will be appointed effective five business days after the execution of definitive settlement agreement.

     o Appointment of Biglari Director to Audit Committee. The Biglari Director will be offered membership on the Company's Audit Committee, subject to satisfaction of applicable qualification and independence standards.

     o Additional Agreements. For so long as the Biglari Director is serving on the Board and for a period of three years thereafter, neither Biglari nor any of his affiliates shall: (i) solicit or participate in, or support others in, any solicitation of proxies in opposition to any matter recommended by the Board, (ii) engage in any transactions with the Company or its shareholders without the Board's consent, and
          (iii) use or promote the use of the assets of the Company, directly or indirectly, to purchase the securities or assets of any other company that is not approved by a majority of the other directors. For the same period of time, Biglari and his affiliates will support and vote in favor of proposals recommended by the Board and slates of nominees for directors recommended by the Board.

     o Resignation. The Biglari Director will immediately resign from the Board if at any time his beneficial ownership of the Company's common stock is reduced below 10% of the total number of shares outstanding.

     o No Disparagement. The Company will agree not to disparage Biglari and his affiliates, and Biglari and his affiliates agree not to disparage the Company and its management.

     o Mutual Rel eases. Biglari and his affiliates, on the one hand, and the Company, on the other hand, will exchange mutual general releases (other than for the parties' respective obligations going forward).

     o Definitive Agreement. This proposal is subject to the execution and delivery of a mutually satisfactory definitive agreement containing the terms set forth in this outline and such other provisions as the parties may agree upon.

     o No Waiver. The foregoing outline of terms shall not be deemed a waiver of any rights or defenses that the Company may have against The Lion Fund, Sardar Biglari, Philip Cooley or any of their affiliates, and the Company reserves all of its rights.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                                                 Exhibit C





                           Transactions in the Shares

                                      None



SK 25298 0001 731353